NR10-15	May 6, 2010

International Tower Hill Signs Key Exploration Agreement with Ahtna, Incorporated on Chisna Copper-Gold Joint Venture Project in Alaska

Vancouver, B.C… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce that Raven Gold Alaska Inc. (“Raven”), a subsidiary of ITH, has signed a key exploration agreement with Ahtna Incorporated, an Alaskan Native Corporation (“Ahtna”), which owns or has selected highly prospective land surrounding the high priority Ahtell porphyry system which forms part of the Chisna Project Joint Venture between Raven and Ocean Park Alaska Corp. (“OPA”), an Alaskan subsidiary of Ocean Park Ventures Corp. of Vancouver, BC (TSXV: OCP).  The agreement is the first step in developing a strategic partnership with Ahtna for the exploration and development of mineral resources in the promising Chisna porphyry belt of Alaska.  The Ahtna lands add an additional 75,520 acres to the existing 87,940 acres of Alaska State mining claims that make up the Chisna Project (Figure 1).  Pursuant to the agreement, Ahtna has consented to the transfer of Raven’s rights to the Ocean Park/Raven Joint Venture.  Further consent will be required if Raven ceases to be the operator under the Joint Venture.

Ahtna Agreement Summary

Ahtna and Raven have signed a Mineral Exploration Agreement with Option to Lease effective March 30, 2010 over a 75,520 acre parcel surrounding existing Alaska State mining claims held by Raven.  The key terms of the Ahtna agreement include the following:

  exclusive right to explore, and the option to enter into a mining lease to develop and mine, the subject lands for a six-year period annual option payments of US$1.00 - US$1.25 per acre
  minimum exploration expenditures of US$4 - US$8 per acre, provided that if the agreement is not terminated at the end of any option year, the exploration expenditures for the next year become a firm commitment at the end of the third year, Raven will release at least 50% of the original lands subject to the agreement preferential contracting, hiring and training practices for Ahtna shareholders or designees scholarship contributions to the Ahtna Heritage Foundation (US$10,000/year, subject to increase for inflation)
  all surface work subject to Ahtna archaeological and cultural clearance

Upon Raven having expended an aggregate of US$1,000,000 (including 2,500 feet of core drilling) and having completed a feasibility study over some or all of the land subject to the exploration agreement within the six year term of the exploration agreement, Raven has the option to enter into a mining lease.  The key terms of the mining lease include:

  exclusive mining rights for an initial term of ten years and so long thereafter as commercial production continues minimum exploration expenditures of US$4.00 – US$9.00 per acre subject to the lease until commercial production is achieved, escalating over time advance minimum royalty payments of US$6 - US$12 per acre escalating over time (50% deductible from production royalties)
  net smelter return production royalties for gold and silver scaled from 2.5% (gold price US$550 per ounce or less) to 14% (gold price per ounce US$1,900 or higher per ounce), 2.5% on base metals and 3% on all minerals other than gold, silver or base metals in the event Raven acquires rights to minerals within the area subject to the lease, the acquired minerals lands are subject to a production royalty in favour of Ahtna of 2% of the gross value of any gold and silver and a NSR of 1% on base metals
  Ahtna is also entitled to receive an amount by which 20% of the net profits realized by Raven from its mining operations on Ahtna minerals (10% in the case of non-Ahtna minerals) in any year exceed the aggregate royalties paid by Raven to Ahtna in that year
  Ahtna has the right to acquire a working interest in the lands subject to the lease, which is to be greater than or equal to 10% but not more than 15%, upon Raven having made a production decision, and in consideration, Ahtna will be required to fund ongoing operations after such exercise in an amount equal to 200% of Ahtna’s percentage share of the pre-production expenditures incurred by Raven (not including advance minimum royalty payments to Ahtna).  Should Ahtna exercise such option, it would become a participant in the Ocean Park/Raven Joint Venture

Chisna Project Background

The Chisna Project, located in the Chistochina mining district of south-central Alaska, is a Joint Venture between OPA and Raven.  Ocean Park’s initial contribution in respect of its 51% interest in the Joint Venture is US$20M in exploration expenditures over a 5 year period.  Raven is the initial operator.  The 2010 exploration budget is in excess of US$6M.

The Chisna Porphyry belt contains numerous unexplored copper and gold targets with the two most significant being the highly prospective +8 square kilometre Ahtell alkaline porphyry copper-gold system (which has recently been augmented by the Ahtna land addition) and the large 40 square kilometre POW system at the northwest end of the belt.

The project is targeting Cretaceous copper-gold porphyry style mineralization of a similar age to the Pebble deposit, located approximately 600 kilometres to the southwest.  The Chisna Project contains a number of grassroots surface discoveries made by ITH in 2006 and 2007 which were the focus of the 2008 follow-up work.

Planned 2010 exploration work will include:

  regional airborne ZTEM survey over 2,270 square kilometres geochemical soil and silt sampling program
  regional and property scale geological mapping
  6,000 metres of diamond core drilling focussing on the POW and Ahtell Porphyry Systems

Figure 1:  Location of Ahtna Agreement Exploration Area

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum from early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of

International Tower Hill Mines Ltd.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the inability of the Company to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Company to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding Similar or Adjacent Properties

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine.  The Company advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.